September 12, 2018

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:       Plantation Corp.

Amended Registration Statement on Form S-1

Filed August 27, 2018

File No. 333-224534

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on September 14, 2018, at 4:30 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Very truly yours,

Plantation Corp.

/s/ Robert McGuire Sr.

Robert McGuire Sr.

Chief Executive Officer